

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2013

Via E-mail
Nicholas S. Schorsch
Executive Chairman of the Board of Directors
RCS Capital Corporation
405 Park Avenue, 15th Floor
New York, NY 10022

> **Re:** **RCS Capital Corporation**
> **Registration Statement on Form S-1**
> **Filed February 22, 2013**
> **File No. 333-186819**

Dear Mr. Schorsch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

2. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus. Also, please ensure that your price range is bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

3. We note that you have left certain non-pricing relating information blank in the filing and advise you that we may have additional comments based on this information once

provided.

4.   Please provide an updated consent from your independent registered public accounting firm in your next amendment**.**

5.   Considering the significance of the "reorganization transactions," as discussed on pages 9 and 10 (and elsewhere throughout your registration statement), please explain why you have not provided pro forma financial statements in accordance with Article 11 of Regulation S-X.

Cover Page

6.   Please revise your cover page to indicate what percentage of your Class A common stock the underwriters have reserved for your interested directors, officers, employees and other associated individuals as part of your directed share program.

Prospectus Summary, page 1

Overview, page 1

7.   Please clarify at the outset that prior to the company's formation each of the Operating Subsidiaries was owned and operated by Parent. Please also clarify American Reality Capital's relationship to Parent and Manager.

8.   We note your statement on page 1 and throughout the prospectus that you "expect to provide services to an open-end and closed-end registered investment fund." Please provide more detail regarding the certainty of this relationship and any arrangements currently in place.

9.   We note the following statement on page 2 and similar statements throughout the prospectus: "In our view, we are the only investment bank principally focused on the direct investment program sector which also has the acuity to navigate successfully the publicly traded markets." While we note that you have phrased this as a statement of opinion rather than fact, we ask that you consider the appropriateness of the use of the word "acuity" in reference to your competitors, in light of your disclosure in the risk factor on page 23 entitled "Competition with other financial firms may have a negative effect on our business."

10.   Please clarify where first used that "non-traded" securities means "non-exchange traded" securities. In addition, please provide a description, where appropriate, of the key characteristics of non-exchange traded real estate and business development company securities, like that discussed in the 2012 FINRA investor bulletin referenced on page 26.

Our Principal Businesses, page 2

11.   We note your statement on pages 5 and 47 that your transfer agent is well suited to conduct DRIPS "because of its knowledge of and experience with, these features of direct investment products." Because your transfer agent was formed in November 2012 and has not had any significant operations to date, please explain how it has acquired the referenced knowledge and experience.

Why We Are Going Public, page 8

12.   Please balance your summary of the reasons you are going public with a brief statement noting the costs and risks related thereto, as you have done in the Risk Factor section on page 34.

Our Structure and Reorganization, page 9

13.   Please provide a statement clarifying that Messrs. Nicholas S. Schorsch and William M. Kahane will directly or indirectly control Parent, Manager and the company following the offering and after giving effect to the restructuring transactions.

Reorganization Transactions, page 10

14.   The second paragraph under "Reorganization Transactions" states that Class B Units will entitle holders to "voting rights but not economic rights." However, on pages 14 and 46 you state that Class B Units entitle holders to "economic, but not voting, rights." Please reconcile these statements.

15.   Please clarify here and throughout the document whether Class A and B "membership interests" are the same thing as Class A and B "Units."

Our Corporate Information, page 11

16.   Please revise this section here, and throughout the document as appropriate, to indicate what portion of your employees are compensated by you or your subsidiaries rather than RCS Capital Management, LLC or RCS Capital, LLC. Also, please indicate whether these 189 employees are full-time equivalent employees.

The Offering, page 12

17.   Please indicate the number of shares that you are reserving as part of your directed share program.

18.   We note your initial reference here and throughout the prospectus to RCS Capital, LLC's exchange options related to its Operating Subsidiaries Units. Please disclose RCS

Capital, LLC's intentions to exchange any of its Operating Subsidiaries Units within the first six months following the completion of this offering and what dilutive effect such exchange will have on the stockholders that purchase Class A shares in the initial public offering. We note that on page 33 you imply that RCS Capital, LLC may sell a large number of your Class A common stock after completion of this offering which it would presumably acquire through the exchange of its Operating Subsidiaries Units.

Risk Factors, page 15

General

19.   We note the following statement on page 43: "By paying cash dividends rather than investing that cash in our future growth, we risk slowing the pace of our growth, or not having a sufficient amount of cash to fund operations or unanticipated capital expenditures." Please add a Risk Factor on this point.

20.   We note your discussion on page 84 of the 10 public offerings of non-traded REIT shares that will occur concurrently with your offering. Please add a Risk Factor discussing the fact that you will compete for investors with these other programs, and that the overlap of these offerings could adversely affect your ability to raise all the capital you seek in the offering.

We have a limited operating history…, page 15

21.   Please revise this Risk Factor to remove the third paragraph and its bulleted statements. The point of a particular Risk Factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities. This particular Risk Factor should focus on the risks associated with you having a limited operating history, not what you need or plan to do in order to overcome having a limited operating history.

There can be no assurance that we will be successful in expanding…, page 15

22.   We note the following statement on page 15: "Other direct investment sponsors may not want to retain us for a variety of reasons, including our common ownership with American Realty Capital." Please elaborate in the Business section on how you plan to segregate sensitive competitor information from the officers and directors of American Realty Capital in light of the controlled ownership and management of the company.

Increases in interest rates, by potentially adversely impacting the performance…, page 20

23.   We note your statement that you rely "heavily" on the direct investment program industry. Please revise this statement, if true, to indicate that you rely "solely" on the direct investment program industry to more accurately portray the level of risk.

We face significant competition for wholesalers..., page 24

24.   Please provide more details, where appropriate, on the independent contractor model that you use for your wholesale brokerage business.

The direct investment industry recently…, page 26

25.   Please revise this Risk Factor to indicate whether the investigations discussed here involved any of your affiliates or related parties.

Risks Related to this Offering, page 33

26.   Please insert a separate Risk Factor that describes the risks to those that purchase in this offering if RCS Capital, LLC exchanges its Operating Subsidiaries Units for Class A common stock.

RCS Capital Corporation, page 38

27.   We note the following statement on page 38: "Immediately prior to this offering, we amended and restated our certificate of incorporation to authorize two classes of common stock, Class A common stock and Class B common stock…" However, the certificate of incorporation filed as Exhibit 3.1 does not reflect such authorization. Please explain this discrepancy.

Related Party Agreements, page 38

Management Agreement, page 39

28.   We note that you may only terminate the Management Agreement for cause during its initial term and that certain criteria must be met to terminate during the subsequent renewal periods. Please revise your disclosure to indicate under what circumstances your Manager may terminate the Management Agreement.

Ownership and Management, page 40

29.   We note your statement in the first bullet point on page 40 that you will control the management of the operating subsidiaries "subject to certain limited exceptions with respect to certain fundamental matters." Please provide more information regarding the exceptions and fundamental matters to which you refer.

30.   Please revise the fourth bullet point on page 40 to indicate the percentage of Class A common stock that you are reserving as part of the directed share program.

Use of Proceeds, page 42

31.   We note your intended use of the net proceeds include funding internal growth, acquiring complementary businesses, and general corporate purposes. Please expand your disclosure to quantify the approximate amount intended to be used for each such purpose. Further, where you indicate that the proceeds may, or will, be used to acquire complementary business, expand your disclosure to include the identity of such businesses, if known, or, if not known, the nature of the businesses to be sought, the status of any negotiations with respect to the acquisition, and a brief description of such business. Refer to Item 504 of Regulation S-K.

32.   Please revise this section to indicate the approximate amount of the proceeds you intend to maintain at the holding company level rather than at the operating subsidiary level.

33.   Please provide more detail, where appropriate, regarding the $1.5 million structuring fee payable to RCS Advisory Services, LLC. Although you indicate that it provides transaction management services, you have not indicated what services it will provide to the company in connection with the offering in exchange for the fee.

Dividend Policy and Dividends, page 43

34.   Please revise this discussion to indicate that Parent, as the holder of Class A common stock following its exchange of Operating Subsidiaries Units, will be entitled to cash dividends which will decrease the percentage of the dividend pool that is distributed to public stockholders.

Capitalization, page 44

35.   In light of our comment 5 regarding Article 11 pro forma financial statements, please revise to include a pro forma column, in your capitalization table, depicting the effect of the reorganization transactions.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

General Overview, page 47

36.   Please explain what you mean by "liquidity event" where first used on page 48.

RCS Capital Corporation, page 47

Taxation, page 48

37.   Please revise your disclosure to discuss the expected impact to your effective tax rate
        resulting from the tax receivable agreement in connection with the planned
        reorganization, for fiscal 2013 and beyond. Refer to Item 303(A) of Regulation S-K.

Liquidity and Capital Resources, page 48

38.   Please revise your disclosure to discuss the expected impact to your liquidity and capital
        resources resulting from the various agreements in connection with the planned
        reorganization, including your dividend policy as discussed on page 43. Refer to Item
        303(A)(1) of Regulation S-K.

Business, page 54

Our Wholesale Broker-Dealer, page 57

39.   Please explain why the first row of the table on page 58 provides the "average" number
        of publicly registered products distributed in each year rather than the actual number
        distributed.

Capital Market Securities, page 61

40.   Similar to the disclosure you made regarding debt financing arrangements on page 61,
        please quantify the amount of equity capital market arrangements you structured and
        negotiated in 2012.

American Realty Capital –Sponsored Public Direct Investment Programs and Publicly Traded
REITs for Which our Wholesale Broker-Dealer provided Exclusive Dealer Manager and Other
Services, page 67

41.   Please revise these descriptions to better describe the actual dealer manager and other
        services you provided for each of the direct investment programs and/or REITs rather
        than describing the program or REIT in macro terms.

Management, page 71

Board Composition, page 77

42.   Please explain how the board will manage and supervise your Manager.

Executive Compensation, page 78

43.   Please highlight earlier in the prospectus the fact that you will not employ any of your executive officers. Your statements referring to "our executive officers" throughout the filing are confusing in light of the disclosure in this section.

2013 Manager Multi-Year Outperformance Agreement, page 79

44.   Please explain the criteria used to select the peer group companies listed on page 80.

45.   We note your statement that amounts earned under the OPP may be issued in the form of LTIP Units, stock options, stock appreciation rights, restricted shares, performance shares and other stock-based awards. Please explain how you will determine in what form to issue the amounts earned.

Related Party Transactions, page 85

Exchange Agreement, page 86

46.   Please clarify using examples what the net change will be to the voting power percentage between Class A common stock holders and Class B common stock holders following the cancellation of Class B common stock upon the exchange of the Operating Subsidiaries Units for Class A common shares.

Affiliated Transactions Best Practices Policy, page 88

47.   Please define "NASAA" where first used on page 88.

Underwriting, page 100

48.   Please provide a brief description of the "certain liabilities" that you have agreed to indemnify the underwriters, their affiliates and persons who control the underwriters against, as mentioned on page 101. Refer to Item 508(g) of Regulation S-K.

RCS Capital Corporation

Financial Statements for the Year Ended December 31, 2012

Note 4. Subsequent Events, page F-4

49.	In light of the "reorganization transactions," as noted throughout the registration statement, please tell us if you considered supplementing your historical financial statements with pro forma financial data. Refer to ASC 855-10-50 (paragraphs 2 and 3) and advise or revise as necessary.

Realty Capital Securities, LLC

Financial Statements for the Year Ended December 31, 2012

General

50.	Please revise to identify your related party transactions and the related amounts on the face of your financial statements (statements of financial condition, operations, and cash flows). Refer to Rule 4-08 of Regulation S-X.

Notes to Financial Statements, page F-10

Note 2. Summary of Significant Accounting Policies, page F-10

General

51.	Please revise to disclose here and in MD&A, your consideration and evaluation of recently issued accounting standards that are material to your business and the potential effects of adoption to the financial statements. Refer to SAB Topic 11 M.

Revenue Recognition, page F-10

52.	We note your policies related to commission and dealer manager fees; however, it is unclear how you have considered gross versus net revenue reporting. Tell us and revise your disclosure to specify the revenue arrangements that you analyze under ASC 605-45 for gross versus net revenue reporting, and identify which arrangements you report on a net basis and a gross basis. In your revised disclosure, specifically address how you consider commissions for which a substantial portion is ultimately paid to third-parties. Additionally, provide us with an analysis of how you considered each of the factors included in ASC 605-45-45 (paragraphs 3 through 18). Your response should address how the following criteria impact your revenue reporting analysis:

- whether you or another party are the primary obligor in your commission and advisory revenue arrangements;
- whether your commissions and dealer manager fees are fixed in percentage terms; and
- whether your commissions and dealer manager fees are negotiated under the same contract or separately.

53.   We note you receive dealer manager fees and compensation in connection with the sale of securities. Please revise your policy disclosure to address the following.

- Explain in greater detail what services you provide and clarify if the dealer manager fees and compensation received relate to underwriting services.
- Clarify when you recognize dealer manager fee and compensation revenue (refer to ASC 940-605-25).
- It appears your dealer manager fees and compensation revenue is presented on a gross basis with reallowances to participating broker-dealers presented as expenses. Explain your basis for presenting such amounts on a gross basis (versus net).

Note 5. Property and Equipment, page F-12

54.   Revise your disclosure to describe the methods used in computing depreciation expense for your major classes of depreciable assets in accordance with ASC 360-10-50-1(d).

Note 10. Subsequent Events, page F-14

55.   In light of the "reorganization transactions," as noted throughout the registration statement, please tell us if you considered supplementing your historical financial statements with pro forma financial data. Refer to ASC 855-10-50 (paragraphs 2 and 3) and advise or revise as necessary.

Exhibit Index, page II-4

56.   Please file all applicable exhibits, particularly documents that have been executed such as Exhibits 10.13 through 10.24, as soon as possible as we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michelle Miller at (202) 551-3368 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Laura Crotty, Special Counsel, at (202) 551-3563 with any other questions.

Sincerely,

/s/ Laura S. Crotty for

Suzanne Hayes
Assistant Director